Exhibit 99.5

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. Announces Q2 2018 Financial Results

  Initiated Trading of Common Shares on Nasdaq; Finalized Corporate Name Change

  Presented New Positive Data at ASCO on the DECIDE1 trial in Ovarian Cancer

  Advanced Ongoing Clinical Programs with Merck and Incyte

Halifax, Nova Scotia; August 8, 2018 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today released its financial and operational results for the three and six-month period ended June 30, 2018.

“During the second quarter of 2018, we attained milestones advancing IMV’s ability to deliver novel immuno-oncology therapeutics,” stated Frederic Ors, IMV Chief Executive Officer. “We listed our common shares on Nasdaq and adopted a new company name. In addition, we reported clinical data for the first time at the 2018 American Society for Clinical Oncology (‘‘ASCO’’) meeting, highlighting the strong efficacy signals of DPX-Survivac and provided clinical demonstration of the ability of DPX-Survivac to trigger the production of T cells that can infiltrate tumors and induce tumor regression in hard-to-treat cancers.

“Based on our current financial position and operational strategy, we look forward to delivering on several anticipated milestones over the next four quarters, including:

  Expansion of our clinical program with a new phase 2 basket trial;

  Topline data from the higher dosing cohort in our clinical trial with Incyte;

  Preliminary and topline data from our triple combination phase 2 trial with Merck in diffuse large B-cell lymphoma (DLBCL); and

  Preliminary and topline data from our second triple combination phase 2 trial with Merck, in ovarian cancer.

IMV will host a conference call and webcast today at 8 a.m. ET. The dial-in number for the conference call is (844) 461-9932 (U.S. and Canada) or (636) 812-6632 (international) with the conference ID: 6583235. Those interested can access the live audio webcast at this link: https://edge.media-server.com/m6/p/xt8xgtjx. The webcast will be recorded and available on the IMV website for 30 days following the call.

Clinical Program Highlights – DPX-Survivac

Ovarian Cancer

  New positive data highlighted in an oral presentation at the 2018 ASCO meeting from the DECIDE1 (DPX-Survivac with low dose cyclophosphamide and Epacadostat) phase 1b/2 clinical trial in ovarian cancer with Incyte showed 7 tumor regressions, including 4 partial responses (PR, defined as ≥30% decrease in tumor lesion size) in the first 18 evaluable patients.

  Mechanism of action (MOA) analysis from the ASCO data showed that DPX-Survivac generated survivin-specific T cell responses in 100% (10/10) of evaluated patients; there was an increase in T cell infiltration post treatment in 37% (3/8) analyzable tumor biopsies; and 2 of the 3 patients with T cell infiltration showed PRs with significant and durable tumor regressions lasting more than one year.

  Expansion of the ongoing clinical collaboration with Incyte Corporation by adding a phase 2 cohort. This new portion of the program will evaluate DPX-Survivac and low dose cyclophosphamide with, or without, epacadostat in patients with advanced recurrent ovarian cancer. In accordance with regulatory guidelines for combination trials, the goal of this portion of the program is to evaluate the clinical contribution of each investigational drug in the combination regimen.

Operational Highlights of Q2 2018:

  Nasdaq listing and share consolidation: IMV’s common shares commenced trading on the Nasdaq Stock Market LLC on June 1, 2018. In connection with the listing, a consolidation of its outstanding common shares took place on the basis of one new common share for every 3.2 outstanding common shares on May 2, 1018.

  Corporate name change: Because the underlying mechanism of action of DPX-based therapies represents a new class of immunotherapies and is not consistent with vaccines, the Corporation’s leadership decided to change the name from Immunovaccine to IMV to better reflect the true potential of its therapeutic candidates. The shareholders of the Corporation overwhelmingly voted in favour of this change at their last meeting.

  Addition of Julia P. Gregory to the Corporation’s Board of Directors: Ms. Gregory is a seasoned biotechnology executive most recently serving as Chief Executive Officer and Board Member of ContraFect Corporation. She previously served as the Chief Executive Officer and Board member of the immuno-oncology company Five Prime Therapeutics.

  Cash position: As of June 30, 2018, cash and cash equivalents and short-term investments were $25 million compared to $15 million as of December 31, 2017.

Overview of Q2 2018 Financial Results

The net loss and comprehensive loss of $5,196,000 ($0.12 per share) and $8,263,000 ($0.19 per share) for the three and six-month periods ended June 30, 2018 were $2,590,000 and $3,588,000 higher than the net loss and comprehensive loss for the three and six-month periods ended June 30, 2017.

Research and development expenses increased by $1,346,000 and $2,218,000 for the three and six-month periods ended June 30, 2018, respectively compared to 2017. These increases are mainly due to the two new phase 2 clinical trials collaboration with Merck in ovarian cancer and DLBCL started in 2018 and also costs to related to the preparation of the upcoming basket trial.

General and administrative expenses increased by $1,187,000 and $1,079,000 for the three and six-month periods ended June 30, 2018, respectively compared to 2017. These increases are mainly due to the various expenses related to the Nasdaq listing (legal, audit and consulting fees and listing fees) that are non-recurring expenses, the filing of a shelf prospectus and an increase in patent fees.

Business development and investor relations expenses increased by $140,000 and $237,000 for the three and six-month periods ended June 30, 2018, respectively compared to 2017. These increases are almost entirely due to the hiring of a Senior Vice President, Business Development in January 2018.

At June 30, 2018, the Corporation had cash and cash equivalents of $25,148,000 and working capital of $23,959,000, compared with $14,909,000 and $13,627,000, respectively at December 31, 2017. For the six-month period ended June 30, 2018, IMV's cash burn rate, defined as net loss for the period adjusted for operations not involving cash (interest on lease obligation, depreciation, accretion of long-term debt, stock-based compensation and DSU compensation), was $7 million. Based on the current business plan, the Corporation forecasts the cash burn rate to be between $3.5-million and $4.5-million for each of the last two quarters of 2018 depending on the timing of certain clinical expenses.

As of August 8, 2018, the number of issued and outstanding common shares was 44,893,344 and a total of 2,042,851 stock options, warrants, and deferred share units were outstanding.

The Corporation's unaudited interim condensed consolidated results of operations, financial condition and cash flows for the three and six-months period ended June 30, 2018 and the related management's discussion and analysis (MD&A) are available on SEDAR at www.sedar.com.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Corporation’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the reprogramming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently conducting three phase 2 studies with Incyte and Merck assessing DPX-Survivac as a combination therapy in ovarian cancer and diffuse large B-cell lymphoma. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for IMV:

MEDIA
Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com

IMV INC.
Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(In thousands of Canadian dollars, except shares and per share amounts)

	Three-months ended June		Six-months ended June 30
		30
	2018	2017	2018	2017
	$	$	$	$
Revenue
Subcontract revenue	17	--	45	--
Interest Income	112	36	181	70
Total revenue	129	36	226	70
Expenses
Research and development	2,605	1,259	4,487	2,269
General and administrative	2,046	859	2,968	1,889
Business development and investor relations	594	454	962	725
Government assistance	(189)	(202)	(464)	(378)
Accreted interest	269	272	536	540
Total operating expenses	5,325	2,642	8,489	5,045
Net loss and comprehensive loss	(5,196)	(2,606)	(8,263)	(4,975)
Basic and diluted loss per share	(0.12)	(0.07)	(0.19)	(0.13)
Weighted-average shares outstanding	43,001,620	37,657,361	42,539,304	37,310,192

IMV INC.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars except for per share amounts)

	June 30,	December 31,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$25,148	$14,909
Accounts receivable	909	261
Prepaid expenses	1,742	838
Investment tax credits receivable	523	461
Total current assets	28,322	16,469
Property and equipment	2,225	563
Total assets	$30,547	$17,032
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$4,248	$2,760
Amounts due to directors	22	21
Current portion of long-term debt	62	61
Current portion of lease obligations	31	--
Total current liabilities	4,363	2,842
Long-term portion of lease obligation	1,355	--
Deferred share units	1,292	1,371
Long-term debt	6,977	6,476
Total liabilities	13,987	10,689
Equity:
Share Capital	89,092	70,113
Contributed Surplus	5,995	6,375
Warrants	555	674
Deficit	(79,082)	(70,819)
Total equity	16,560	6,343
Total liabilities and equity	$30,547	$17,032